October 17, 2008

Via EDGAR and Overnight Mail

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C.   20549

Re:	WorldWater & Solar Technologies Corp.
(f/k/a WorldWater & Power Corp.)

Attention: Peggy Fisher, Assistant Director

Dear Ms. Fisher:

On behalf of WorldWater & Solar Technologies Corp. (the “Company”), we offer the following responses to the comments included in your letter dated October 2, 2008.  Our responses are numbered to correspond to the comment numbers in your letter, and we have included each of your comments below followed by our response.

1.               We note your response to prior comment 2.  Since you have not identified the person or persons who have or share voting and/or investment control for each entity identified as a beneficial owner, we reissue the comment.  The last sentence you added to paragraph (a) does not resolve this issue.  For each selling shareholder that is not a person, either identify in the footnote the individual(s) who exercise voting and/or investment control over the shares beneficially owned by the entity, or delete the selling shareholder entity from the list (emphasis in original).

Response:  We have revised the relevant notes to the selling stockholder table to include the names of each individual who exercises voting and/or investment control over the shares beneficially owned by each entity.  A redline showing the revisions to the applicable stockholders is attached for your reference.  We are concurrently filing with EDGAR an amendment to the Company’s Registration on Form S-1 to incorporate the revisions.

2.               We note your response to prior comment 3.  Broker-dealers are in the business of buying and selling securities and, therefore, are identified as underwriters when they are listed as selling shareholders with respect to the shares that they intend to resell.  Please comply with regard to Keystone Trading Partners and Market Street Securities, or delete them from the table.

Response:  We have revised the notes for Keystone Trading Partners and Market Street Securities, Inc. to reflect their status as underwriters and attach a redline showing these revisions for your reference.  The Company’s amended S-1 Registration Statement, filed concurrently with EDGAR, includes these revisions.

Very truly yours,

/s/ Stephen A. Salvo
Stephen A. Salvo

Attachments

cc: Frank Smith, WorldWater & Solar Technologies Corp.